Exhibit 99.1

Ritchie Bros. Announces Management Changes and Reorganization

•	Implements regional general management structure to reinvigorate revenue & earnings growth
•	Appoints new Group President to drive growth of new channels, services and models
•	Recruiting new Chief Human Resources Officer to build organizational capacity and capabilities to successfully drive results in the new structure

VANCOUVER, Nov. 4, 2014 /CNW/ - Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the "Company" or "Ritchie Bros.") today announces several changes to its reporting structure and senior management team.

Having completed an extensive review of Company operations and historical performance, Ravi Saligram, Chief Executive Officer, is now in the process of developing a strategic roadmap for the Company, which will be disclosed on January 12, 2015, at an Investor and Analyst Day in New York. Mr. Saligram is committed to driving shareholder value and will initially focus on reinvigorating revenue and earnings growth, optimizing capital allocation and structure, and improving Return on Net Assets (RONA).

To better align Company leadership with these focus areas, Mr. Saligram is implementing a new organizational structure with the following objectives:

•	Put in place regional business leaders with a strong general management focus to drive sustainable, profitable growth and cash flow of the core auction business
•	Implement a more localized and decentralized structure to be more responsive and agile as a company, meet local customer needs, and foster an increased sense of urgency
•	Become more externally focused, and tailor 'go to market' approaches based on customer needs and geographic differences
•	Put in place a strong data-centric, customer focused leadership team to exploit new channels, models and services and increase market share
•	Leverage vast customer and equipment data, and improve analytical rigor to develop powerful insights which will sharpen our strategic focus and strengthen our customer value proposition

Effective immediately, three regional business leaders have been appointed to oversee and drive regional performance. Randy Wall has been appointed President, Canada; Jeroen Rijk has been appointed SVP, Managing Director, Europe; and, Kieran Holm has been appointed VP, Managing Director, Asia Pacific. Reporting structures into these regional leaders will transition over the coming weeks, and are expected to be in place early in 2015. The regional leaders will oversee all sales, operations, field marketing and support functions, with full P&L and cash flow responsibilities in their respective regions, and will report into Mr. Saligram. The Company will shortly initiate a search for the role of President – U.S. and Latin America. In the interim, Mr. Saligram will directly oversee this business.

Ritchie Bros. is also pleased to announce the appointment of Jim Barr as Group President, Emerging Businesses, Brand Innovation and Technology Services. In this role, Mr. Barr will oversee EquipmentOne, Ritchie Bros. Financial Services, and the Company's marketing and information technology departments. He will also be responsible for developing new revenue channels through complementary products and services. Mr. Barr was most recently Executive Vice President and Chief Digital Officer at OfficeMax, where he led the development of a digital and omni-channel transformational growth strategy and roadmap, turning digital services into a growth engine for the company. Previously, Mr. Barr held roles as President, Online, at Sears Holding Corporation; General Manager, Commerce & Marketplaces at Microsoft Corporation, where he launched and led several marketplace businesses, including comparison shopping, auctions, online classifieds listings and the Windows Marketplace; and General Manager, Business Development, MSN, at Microsoft Corporation. He will divide his time between Vancouver, Pittsburgh, Houston and Austin, where his teams operate. Kenton Low, Chief Marketing Officer, Bill Cooksley, SVP Information Technology, and Chris Connell, President of EquipmentOne, will report to Mr. Barr. He will also work closely with Jim Case, CEO of Ritchie Bros. Financial Services.

Randy Wall, President of Canada, will be based out of Vancouver. He was most recently Chief Productivity Officer, and prior to that, President and Chief Operating Officer, having rejoined the Company in 2013. Jeroen Rijk, SVP and Managing Director of Europe, will be based out of the Company's Breda, Netherlands, office. Jeroen has over 19 years of experience at Ritchie Bros., and was most recently Head of Sales for all of Europe. He was instrumental in growing Ritchie Bros.' presence in southern Europe and recruiting key leadership roles for the region. Kieran Holm, VP and Managing Director of Asia Pacific, will be relocating to Japan and will oversee the Company's Asia and Australia performance. Most recently, Mr. Holm was a regional VP of Sales in the U.S. and previously pioneered Ritchie Bros.' expansion into new market segments. Mr. Holm received his MBA from McGill University (Tokyo campus) and has previously spent many years living in Japan.

Karl Werner will take on the additional responsibility of Managing Director, Middle East on an interim basis. In his primary role as Chief Operational Support and Development Officer he will be strategically focused on global operational excellence, driving operational innovations and overseeing online operations. Specifically, Mr. Werner will be responsible for developing and implementing company-wide operational processes, metrics and standards; ensuring our operational competencies remain a distinct competitive advantage; promoting the use of operational best practices globally; ensuring global consistency in the customer experience; and, supporting the regional business leaders to improve RONA. Mr. Werner will continue to report to Mr. Saligram.

As part of the new organizational structure and priorities for the Company, the corporate CFO role will be expanded to place more emphasis on capital allocation, and will also oversee the Company's legal, internal audit and risk management activities. In this context, Rob McLeod, current CFO, will transition to a new role as CFO, Americas, in 2015, and will be responsible for the financial functions in Canada, U.S., and Latin America. Rob will play an integral role in partnering with an externally hired President – U.S. and Latin America, to unlock the full potential of the key U.S. market. Mr. McLeod's vast knowledge of operations and financial matters at the Company will add tremendous value to this strategically important position. The Company will initiate a search for the new corporate CFO shortly. Mr. McLeod will continue to act as the Company's CFO until the position is filled.

Both Mr. Werner and Mr. McLeod will continue to be based out of the Company's Vancouver headquarters.

As part of this reorganization, Steve Simpson will assume the role of Chief Sales Officer, Global Key Accounts – focusing on securing large special situation contracts, and driving incremental business development. Mr. Simpson will also have a key role in corporate development initiatives targeted to expand the Company's core auction business in priority sectors, and will oversee the Company's Pricing and Appraisals department. He will continue to be based out of Ritchie Bros.' Fort Worth, Texas, office, and will manage a focused international team, exclusively dedicated to special situation business development, such as securing contracts for full corporate dispersals, international mine closures, and large scale oil and gas asset redeployment.

"Our new regional structure, with its clear lines of accountability and performance focus, will be foundational in reinvigorating growth through disciplined execution. I am confident that with the caliber of our new Executive Team we will be able to improve returns and drive shareholder value," noted Ravi Saligram, Chief Executive Officer. "I'm also delighted to welcome Jim Barr to Ritchie Bros. as Group President. He has an exceptional track record of success in growing multi-channel businesses by uniquely leveraging core business channel capabilities and connecting them to the digital world. His skill set makes him an ideal leader to realize the full potential of EquipmentOne, scale Ritchie Bros. Financial Services and pioneer new products, models & services."

It is also with great regret that Ritchie Bros. announces that Bob Armstrong will be leaving the Company at year end. During his 18 years with the Company, Bob played a leadership role in many key projects, including our IPO, the development of our internet bidding service and the recent launch of our EquipmentOne online marketplace. He held many executive positions during this time, including CFO, COO and, most recently, Chief Strategic Development Officer.

"I would like to thank Bob for his 18 years of dedicated service to Ritchie Bros. and his many valuable contributions to the success of our Company. He is an outstanding professional and he will be missed," said Ravi Saligram, Chief Executive Officer.

Andrew Muller, Chief People Officer, will also be leaving the Company in mid-November to pursue other opportunities.

"We thank Andrew for his contributions over the past three years, especially his focus on process improvements, accelerating sales force hiring, and training of new sales managers. We wish him well in his future endeavors," said Mr. Saligram.

The Company has initiated a search for a new Chief Human Resources Officer.

Ritchie Bros. 2015 Investor & Analyst Day

Ritchie Bros. will hold an Investor and Analyst Day in New York, at the New York Stock Exchange, on January 12, 2015, to discuss details of the CEO's strategic roadmap for the Company. This event is open to all investors and analysts, but participants must RSVP for the event. Please email ir@rbauction.com to confirm your participation.

A webcast of the presentation will also be available. Webcast details will be provided closer to the day.

Further information can be found at www.rbauction.com/investors.

Forward Looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future results, including growth prospects and potential; shareholder returns; capital allocation and capital structure; return on invested capital and net assets; growth of new revenue channels, models and services; changes to management structure; recruitment of new executive leadership and transition of current management into new roles; and corporate development initiatives.

These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company's initiatives including Ritchie Bros. EquipmentOne and Ritchie Bros. Financial Services; the Company's ability to attract and retain key employees; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company's SEC and Canadian securities filings, including the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, available on the SEC, SEDAR and the Company's websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world's largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world's builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com.

Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

For further information: Investor and financial media inquiries: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com; Industry media inquiries: Kim Schulz, Manager, Corporate Communications and Events, Phone: 1.778.331.5442, Email: CorpComm@rbauction.com